UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

In January 2017 Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) acquired a controlling interest in TyrNovo Ltd., a private Israeli company, (“TyrNovo”) in exchange for $3.8 million ($2 million in cash and newly issued shares of Kitov with a market value of $1.8 million) (the “Acquisition”). A detailed description of the Acquisition appears in our Annual Report on Form 20-F for 2016, which was filed on May 1, 2017 (see under Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – TyrNovo Ltd.).

This Report on Form 6-K is being filed in connection with the Acquisition to provide the following financial statements: (i) the audited financial statements of TyrNovo as of and for the year ended December 31, 2016; (ii) the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2016, which gives effect to the Acquisition as if it had occurred on December 31, 2016 and (iii) the unaudited pro forma condensed consolidated statement of operations for the Company (including its wholly owned subsidiary, Kitov Pharmaceuticals Ltd.) and TyrNovo for the year ended December 31, 2016, which gives effect to the Acquisition, as if it had occurred on before the start of 2016.

The pro forma adjustments made by management of the Company in preparation of unaudited pro forma condensed consolidated financial statements included herein are preliminary, and have been made solely for purposes of developing the pro forma financial information for illustrative purposes. The actual results to be reported on a consolidated basis by the Company in periods following the Acquisition may differ significantly from those reflected in these pro forma financial statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare these unaudited pro forma condensed consolidated financial statements and actual amounts. The pro forma condensed consolidated financial statements are based upon the historical audited consolidated financial statements of each of the Company and TyrNovo, and do not purport to project the future financial condition and results of operations of the Company, taken together with TyrNovo, after giving effect to the Acquisition.

The following documents are attached hereto and incorporated by reference herein:

Exhibits

23.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
99.1	Audited Financial Statements of TyrNovo Ltd. as of December 31, 2016, and for the calendar year then ended, and the report thereon dated June 8, 2017 of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
99.2	Kitov Pharmaceuticals Holdings Ltd. Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2016 and Statement of Operations for the Year Ended December 31, 2016

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

June 12, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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